UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

ads-tec Energy PLC (the “Company”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) to amend the Form 6-K furnished by the Company to the Securities and Exchange Commission on May 11, 2023 (the “Original Form 6-K”). The sole purpose of this Amended Form 6-K is to reflect the correction of clerical errors contained in (i) the section titled “Promissory Notes,” and (ii) the first paragraph Form of Promissory Note, originally attached as Exhibit 99.1 to the Original 6-K.

The references to “June 30, 2023” in the section titled “Promissory Notes” is hereby replaced with “June 30, 2024.” Additionally, the references to “December 22, 2023” in the first paragraph of the Form of Promissory Note is hereby replaced with “[MONTH] [DAY], 202[   ]” and the Form of Promissory Note is reattached hereto as Exhibit 99.1

The information furnished in this Form 6-K/A, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Exhibit List

Exhibit No.	Description
10.1	Form of Promissory Note, dated May 5, 2023, by and between the Debtor and the Lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2023	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

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